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                          October 29, 2021

       Steven A. Shallcross
       Chief Executive Officer and Chief Financial Officer
       Synthetic Biologics, Inc.
       9605 Medical Center Drive, Suite 270
       Rockville, Maryland 20850

                                                        Re: Synthetic
Biologics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 22,
2021
                                                            File No. 333-260449

       Dear Mr. Shallcross:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow, Esq.